SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
              RULES 13d-1(b)(c), AND(d)AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)
                               (Amendment No. 2)*

                            SCHICK TECHNOLOGIES, INC.
                                (Name of Issuer)

                      Common Stock $.01 par value per share
                         (Title of Class of Securities)

                                    806683108
                                 (CUSIP Number)

                                December 31, 1999
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         |_| Rule 13d-1(b)

         |_| Rule 13d-(c)

         |X| Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 5 pages


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                                                               Page 2 of 5 pages

                                  SCHEDULE 13G

CUSIP NO. 806683108
================================================================================
1.       NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
         Allen Schick
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                            (a)[__]
                                                            (b)[__] Joint Filing
--------------------------------------------------------------------------------
3.       SEC USE ONLY


--------------------------------------------------------------------------------
4.       CITIZENSHIP OR PLACE OF ORGANIZATION

         United States

--------------------------------------------------------------------------------
                                    5.      SOLE VOTING POWER
         NUMBER OF                          534,999
         SHARES
         BENEFICIALLY               6.      SHARED VOTING POWER
         OWNED BY                           0
         EACH
         REPORTING                  7.      SOLE DISPOSITIVE POWER
         PERSON                             534,999
         WITH
                                    8.      SHARED DISPOSITIVE POWER
                                            0
--------------------------------------------------------------------------------
9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         534,999

--------------------------------------------------------------------------------
10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                             [_]
--------------------------------------------------------------------------------
11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
         5.3%

--------------------------------------------------------------------------------
12.      TYPE OF REPORTING PERSON*

         IN
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!



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                                                               Page 3 of 5 pages

ITEM 1(a).        Name of Issuer

                  Schick Technologies, Inc. (the "Issuer")

ITEM 1(b).        Address of Issuer's Principal Executive Offices

                  31-00 47th Avenue
                  Long Island City, NY 11101

ITEM 2(a).        Name of Person Filing

                  Allen Schick

ITEM 2(b).        Address of Principal Business Office

                  1222 Woodside Parkway
                  Silver Spring, MD 20910

ITEM 2(c).        Citizenship

                  United States

ITEM 2(d).        Title of Class of Securities

                  Common Stock, $.01 par value

ITEM 2(e).        CUSIP Number

                  806683108

ITEM 3.           Identification

                  Not Applicable

                                                               Page 4 of 5 pages

ITEM 4.  Ownership

     (a) Amount Beneficially Owned as of December 31, 1999: 534,999 shares, consisting of 488,324 shares jointly held by Dr. Schick and his wife, 1,875 shares issuable under outstanding stock options granted to Dr. Schick, and 44,800 shares held by Dr. Schick as custodian for the minor children of David Schick. Dr. Schick disclaims beneficial ownership of such 44,800 shares.

     A Statement on Schedule 13D was filed by Dr. Schick on January 7, 2000. Accordingly, Dr. Schick will no longer be reporting his ownership of shares on Schedule 13D and this Amendment No. 2 is the final Schedule 13G filing for the reporting person.

     (b) Percent of Class
         See Item 11 of Cover Page

     (c) Number of Shares as to Which Such Person Has:

          (i)  Sole  power to vote or to direct  the  vote:  See Item 5 of Cover
               Page


          (ii) Shared power to vote or to direct the vote: See Item 6 of Cover Page

         (iii) Sole power to dispose or to direct the disposition of: See Item 7 of Cover Page

          (iv) Shared power to dispose or to direct the disposition of: See Item 8 of Cover Page

ITEM 5.  Ownership of Five Percent or Less of a Class

                  Not Applicable

ITEM 6.  Ownership of More than Five Percent on Behalf of Another Person

                  Not Applicable

ITEM 7. Identification and Classification of the Subsidiary Which Acquire the Security Being Reported on By the Parent Holding Company

                  Not Applicable

ITEM 8.  Identification and Classification of Members of the Group

                  Not Applicable

ITEM 9.  Notice of Dissolution of Group

                  Not Applicable

                                                               Page 5 of 5 pages

ITEM 10. Certifications

                  Not Applicable



                                    SIGNATURE

     After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, complete and correct.


Dated: 2/14/00

                                                   By: /s/ Allen Schick
                                                   -----------------------------
                                                   Allen Schick